Filed Pursuant to Rule 424(b)(2)

Registration Nos. 333-132370 and 333-132370-01

The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities in any state where the offer or sale of securities is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 9, 2008

PRICING SUPPLEMENT NO. 2008-MTNDD250 DATED             , 2008

(TO PROSPECTUS SUPPLEMENT DATED APRIL 13, 2006 AND PROSPECTUS DATED MARCH 10, 2006)

MEDIUM-TERM NOTES, SERIES D

CITIGROUP FUNDING INC.

Contingent Participation Principal Protected Notes Based Upon the iShares® MSCI Brazil Index Fund

Due December , 2008 $10 per Note

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

■

The notes are based upon the absolute return of the iShares® MSCI Brazil Index Fund (which we also refer to as the fund) and have a maturity of approximately nine months and will mature on December , 2008. You will receive at maturity for each note you hold an amount in cash equal to $10 plus a note return amount, which may be positive or zero.

■

The note return amount will depend on the trading price of shares of the iShares® MSCI Brazil Index Fund (which we also refer to as the fund shares) being within a specified range during the term of the notes, will be based on the percentage change of the closing price of the fund shares during the term of the notes, and may be positive or zero. Thus, for each $10 principal amount note held at maturity, you will receive $10 plus:

■

an amount equal to the product of (a) $10 and (b) the absolute value of the positive or negative percentage change in the closing price of the fund shares from the date on which the notes are initially priced for sale to the public (which we refer to as the pricing date) to the third trading day before maturity (which we refer to as the valuation date), if the trading price of the fund shares on every trading day from the pricing date up to and including the valuation date (whether intra-day or at the close of any trading day) is BOTH less than or equal to approximately 126% to 128% (to be determined on the pricing date) of the closing price of the fund shares on the pricing date AND greater than or equal to approximately 90% to 91% (to be determined on the pricing date) of the closing price of the fund shares on the pricing date, or

■	zero in all other circumstances.

■	We will not make any payments on the notes prior to maturity.

■	We will not apply to list the notes on any exchange.

Investing in the notes involves a number of risks. See “ Risk Factors Relating to the Notes” beginning on page PS-6.

The notes represent obligations of Citigroup Funding Inc. only. The iShares® MSCI Brazil Index Fund is not involved in any way in the offering and has no obligations relating to the notes or to the holders of the notes. iShares® is a registered trademark of Barclays Global Investors, N.A. (“BGI”). BGI has licensed certain trademarks and trade names of BGI to Citigroup Global Markets and its affiliates. The notes are not sponsored, endorsed, sold or promoted by BGI. BGI makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. BGI has no obligation or liability in connection with the operation, marketing or sale of the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public Offering Price	$10.000	$
Underwriting Discount (including the sales commission described below)	$0.050	$
Proceeds to Citigroup Funding Inc.	$9.950	$

Citigroup Global Markets Inc. will purchase the notes from Citigroup Funding at a price of $10.00 per note and expects to sell the notes to the public, directly or through certain affiliated dealers, in one or more transactions at the public offering price set forth above. Notes to certain dealers, including Citicorp Financial Services Corp., a broker-dealer affiliated with Citigroup Global Markets, will be sold at the public offering price less a concession not to exceed $0.025 per note. Citigroup Global Markets may allow, and these dealers may reallow, a concession not to exceed $0.025 per note on sales to certain other dealers. Financial Advisors employed by Smith Barney, a division of Citigroup Global Markets, will receive a fixed sales commission not to exceed $0.025 per note for each note they sell.

Citigroup Global Markets Inc. expects to deliver the notes to purchasers on or about                 , 2008.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION — Q&A

What Are the Notes?

The Contingent Participation Principal Protected Notes Based Upon the iShares® MSCI Brazil Index Fund are notes offered by Citigroup Funding Inc. that have a maturity of approximately nine months. The notes pay an amount at maturity that will depend on the trading price of the fund shares being within a specified range on every trading day from the pricing date up to and including the valuation date. If the trading price of the fund shares on every trading day from the pricing date up to and including the valuation date (whether intra-day or at the close of any trading day) is BOTH less than or equal to approximately 126% to 128% (to be determined on the pricing date) of the closing price of the fund shares on the pricing date (which we refer to as the starting price) AND greater than or equal to approximately 90% to 91% (to be determined on the pricing date) of the starting price, the payment you receive at maturity for each note you then hold may be greater than $10 per note. If, however, the trading price of the fund shares on any trading day from the pricing date up to and including the valuation date (whether intra-day or at the close of any trading day) is greater than approximately 126% to 128% (to be determined on the pricing date) of the starting price or is less than approximately 90% to 91% (to be determined on the pricing date) of the starting price, the return on a note will be zero, regardless of whether the closing price of the fund shares on the valuation date (which we refer to as the ending price) is greater than or less than the starting price. In addition, if the ending price equals the starting price, at maturity you will receive only your initial investment in the notes even if the trading price of the fund shares on every trading day during the term of the notes (including intra-day) is within the specified range.

The notes mature on December     , 2008 and do not provide for earlier redemption by you or by us. The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the notes, including payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Each note represents a principal amount of $10. You may transfer the notes only in units of $10 and integral multiples of $10. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts those systems maintain with DTC. You should refer to the section “Description of the Notes — Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities — Book-Entry Procedures and Settlement” in the accompanying prospectus.

What Does “Principal Protected” Mean?

“Principal protected” means that your principal investment in the notes will be returned to you if held to maturity even if there is a decline in the trading price of the fund shares. Thus, you will not receive less than $10 per $10 principal amount of notes if you hold the notes to maturity.

Will I Receive Periodic Interest on the Notes?

No. We will not make any periodic payments of interest on the notes or any other periodic payments on the notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the fund shares.

What Will I Receive at Maturity of the Notes?

The notes will mature on December     , 2008. At maturity you will receive for each note you hold an amount in cash equal to the sum of $10 and a note return amount, which may be positive or zero. The amount payable to you at maturity is based upon the ending price of the fund shares. The payment you receive at maturity, however, will not be less than the amount of your original investment of $10 per note for each note you hold at maturity.

How Will the Note Return Amount Be Calculated?

The note return amount will depend on the trading price of the fund shares (whether intra-day or at the close of any trading day) being within a specified range during the term of the notes, will be based on the percentage change of the closing price of the fund shares during the term of the notes, and may be positive or zero. Thus, for each note held at maturity, you will receive $10 plus:

(i)	an amount equal to the product of (a) $10 and (b) the absolute value of the positive or negative percentage change in the closing price of the fund shares from the pricing date to the valuation date, if the trading price of the fund shares on every trading day from the pricing date up to and including the valuation date (whether intra-day or at the close of any trading day) is BOTH less than or equal to approximately 126% to 128% (to be determined on the pricing date) of the starting price AND greater than or equal to approximately 90% to 91% (to be determined on the pricing date) of the starting price, or

(ii)	zero in all other circumstances.

The absolute price return percentage will equal the percentage change in the closing price of the fund shares from the pricing date to the valuation date, without regard to whether the change was positive or negative, expressed as a percentage:

Ending Price — Starting Price
Starting Price

provided that if the above calculation results in a negative number, the absolute price return percentage will equal the product of (i) such negative number calculated and (ii) –1. Thus, the absolute price return percentage will always be either positive or zero.

The starting price will equal the closing price of the fund shares on the pricing date.

The ending price will equal the closing price of the fund shares on the valuation date.

The pricing date will be the date on which the notes are initially priced for sale to the public.

The valuation date will be the third trading day before the maturity date.

For more specific information about the “note return amount,” the determination of a “trading day” and the effect of a market disruption event on the determination of the note return amount, please see “Description of the Notes — Note Return Amount” in this pricing supplement.

Where Can I Find Examples of Hypothetical Returns at Maturity?

For tables setting forth hypothetical returns at maturity, see “Description of the Notes — Hypothetical Returns at Maturity “ in this pricing supplement.

What is the iShares® MSCI Brazil Index Fund?

The iShares® MSCI Brazil Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Brazil Index which measures publicly traded securities in the Brazilian market. The fund uses a “Representative Sampling” strategy to try to track the MSCI Brazil Index, which means it invests in a representative sample of securities in the MSCI Brazil Index, which have a similar investment profile as the MSCI Brazil Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the MSCI Brazil Index. The iShares® MSCI Brazil Index Fund’s top portfolio holdings can be found on iShares® website.

The fund does not fully replicate the MSCI Brazil Index and may hold securities not included in the MSCI Brazil Index. Therefore, the fund is subject to management risk. Management risk is the risk that the fund’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. See “Risk Factors — The Closing Price of the Fund Shares May Not Completely Track the Value of the MSCI Brazil Index.” Additionally, the MSCI Brazil Index includes securities that trade on the Bolsa de Valores de São Paulo in the local and other relevant currencies while the fund shares trade in U.S. dollars on the New York Stock Exchange under the symbol “EWZ.”

Please note that ownership of a note does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the fund shares or the stocks underlying the fund.

What is the MSCI Brazil Index and What Does It Measure?

The MSCI Brazil Index is a capitalization-weighted index that aims to capture 85% of the (publicly available) total market capitalization of the Brazilian equity market. The MSCI Brazil Index was launched on July 10, 2000 at an initial value of 100. Current information regarding the market value of the MSCI Brazil Index is published daily by MSCI on its website.

The MSCI Brazil Index adjusts the market capitalization of index constituents for free float and targets for index inclusion 85% of free float-adjusted market capitalization in each industry group in Brazil. In order to maintain the representativeness of the MSCI Brazil Index, structural changes to the MSCI Brazil Index as a whole may be made by adding or deleting MSCI Brazil Index component securities. Currently, such changes in the MSCI Brazil Index may only be made on four dates throughout the year: as of the close of the last business day of each February, May, August and November.

Please note that an investment in the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies included in the MSCI Brazil Index.

How Have the Fund Shares Performed Historically?

We have provided a graph showing the daily closing price of the fund shares, as reported on the New York Stock Exchange or American Stock Exchange, from July 14, 2000 to April 4, 2008 and a table showing the high and low sale prices for the fund shares and the dividends paid on such shares for each quarter since the first quarter of 2003. You can find this table and the graph in the section “Description of iShares® MSCI Brazil Index Fund — Historical Data on the Fund Shares” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the fund shares in recent years. However, past performance is not indicative of how the fund shares will perform in the future. You should also refer to the section “Risk Factors — The Historical Performance of the Fund Is Not an Indication of the Future Performance of the Fund” in this pricing supplement.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

The notes are subject to the timing rules applicable to debt obligations with a maturity of one year or less. There are, however, no rules specifically addressing the U.S. federal income tax treatment of notes with terms identical to those of the notes. Under the rules described above, a U.S. holder generally will be required to recognize income with respect to the notes in accordance with the holder’s method of tax accounting. A cash method U.S. holder generally will not be required to recognize income with respect to the notes until the maturity of the notes. Although there are no specific rules that provide for treatment of accrual method U.S. holders, accrual method U.S. holders generally should not be required to recognize income with respect to the notes prior to the date on which the amount of the contingent payment made with respect to the notes becomes fixed. In addition, any gain recognized by a U.S. holder at maturity of the notes generally should be treated as ordinary interest income. Any loss on the notes at maturity, or upon sale or other taxable disposition prior to maturity, will be treated as short-term capital loss. You should refer to “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the Notes Be Listed on a Stock Exchange?

No. The notes will not be listed on any exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding and Citigroup’s Affiliate, Citigroup Global Markets Inc.?

Our affiliate, Citigroup Global Markets, is the agent for the offering and sale of the notes and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets and/or other of our broker-dealer affiliates intend to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the sections “Plan of Distribution” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them. Citigroup Global Markets will also act as calculation agent for the notes. Potential conflicts of interest may exist between Citigroup Global Markets and you as a holder of the notes.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in fund shares or one or more stocks included in the MSCI Brazil Index or in other instruments, such as options, swaps or futures, based upon the fund shares, the MSCI Brazil Index or the stocks included in the MSCI Brazil Index. This hedging activity could affect the trading price of the fund shares and therefore the market value of the notes. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in the receipt of a profit by our affiliates or us, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes —The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors” in this pricing supplement, “Risk Factors —Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement, and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated with My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities, an investment in the notes entails significant risks not associated with an investment in conventional debt securities, including, among other things, fluctuations in the trading price of the fund shares and other events that are difficult to predict and beyond our control.

The Return on Your Notes May Be Zero

Your note return amount at maturity will depend on the trading price of the fund shares (whether intra-day or at the close of any trading day) on every trading day from the pricing date to the valuation date and will be based on the ending price of the fund shares. If the trading price of the fund shares on any trading day from the pricing date up to and including the valuation date (whether intra-day or at the close of any trading day) is greater than approximately 126% to 128% (to be determined on the pricing date) of the starting price or is less than approximately 90% to 91% (to be determined on the pricing date) of the starting price, the payment you receive at maturity will be limited to your initial investment in the notes, even if the ending price of the fund shares is greater than or less than its starting price. In addition, if the ending price equals the starting price, at maturity you will receive only your initial investment in the notes even if the trading price of the fund shares on every trading day during the term of the notes is within the specified range. Because of the possibility of a zero return, the notes may provide less opportunity for return than an investment that would permit you to participate fully in the appreciation of the fund shares or an investment in some or all of the stocks included in the MSCI Brazil Index.

The Appreciation of Your Investment in the Notes Will Be Limited

The return on your notes may be less than the return on an investment that would permit you to participate fully in the appreciation of the fund shares or an investment in the stocks included in the MSCI Brazil Index. Because the note return amount is based on the absolute value of the positive or negative percentage change in the closing price of the fund shares from the pricing date to the valuation date and because the note return amount will equal zero if the trading price of the fund shares on any trading day from the pricing date up to and including the valuation date (whether intra-day or at the close of any trading day) is greater than approximately 126% to 128% (to be determined on the pricing date) of the starting price or is less than approximately 90% to 91% (to be determined on the pricing date) of the starting price, the note return amount will not exceed approximately 26% to 28% (to be determined on the pricing date) of your initial investment in the notes. In addition, if the ending price equals the starting price, at maturity you will receive only your initial investment in the notes even if the trading price of the fund shares on every trading day during the term of the notes is within the specified range.

You Will Not Receive Any Periodic Payments on the Notes

You will not receive any periodic interest payments or any other periodic payments on the notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the fund shares.

No Principal Protection Unless You Hold the Notes to Maturity

You will be entitled to receive at least the full principal amount of your notes only if you hold the notes to maturity. The market value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity, you may receive less than your initial investment.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The notes do not pay any interest. As a result, even if the trading price of the fund shares has stayed within the specified range during the term of the Notes, if the ending price of the fund shares is less than or more than , the yield on the notes will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

The Trading Price of the Fund Shares May Not Completely Track the Value of the MSCI Brazil Index

Although the trading characteristics and valuations of the fund shares will usually mirror the characteristics and valuations of the MSCI Brazil Index, the trading price of the fund shares may not completely track the value of the MSCI Brazil Index. The fund shares will reflect transaction costs and fees that are not included in the calculation of the MSCI Brazil Index. Additionally, because the fund does not actually hold all of the stocks underlying the MSCI Brazil Index but invests in a representative sample of securities which have a similar investment profile as the stocks underlying the MSCI Brazil Index, the fund will not fully replicate the performance of the MSCI Brazil Index. See “Description of the iShares®MSCI Brazil Index Fund” in this pricing supplement.

The Trading Price of the Fund Shares Will Be Affected by Conditions in the Brazilian Securities Markets

The stocks included in the MSCI Brazil Index and that are generally tracked by the fund have been issued by companies in Brazil. Although the trading price of the fund shares is not directly tied to the value of the MSCI Brazil Index or the prices of the stocks underlying the MSCI Brazil Index, the trading price of the fund shares is expected to correspond generally to the value of publicly traded equity securities in the aggregate in the Brazilian equity market, as measured by the MSCI Brazil Index. This means that the trading price of the fund shares is expected to be affected by factors affecting the Brazilian equity market.

Investments in securities linked to the value of the Brazilian equity market involve certain risks. The Brazilian markets may be more volatile than U.S. or other securities markets and may be affected by market developments in different ways than U.S. or other securities markets. Also, there is generally less publicly available information about Brazilian companies than about U.S. companies, and Brazilian companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. companies.

Securities prices in Brazil are subject to political, economic, financial and social factors that apply in Brazil. These factors, which could negatively affect the Brazilian securities markets, include the possibility of recent or future changes in local or Brazil-wide political leadership and economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to such companies or investments in Brazilian equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, the Brazilian economy may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation, capital investment, resources and self-sufficiency.

The Volatility of the Trading Price of the Fund Shares May Result in a Note Return Amount of Zero

Historically, the trading price of the fund shares has been volatile. From January 2, 2003 to April 8, 2008, the price of the fund shares has been as low as $7.01 per share and as high as $88.77 per share. As a result, on more than one occasion from January 2, 2003 to April 8, 2008, the trading price of the fund shares has been greater than approximately 126% to 128% or less than approximately 90% to 91% of its closing price on April 8, 2008. The note return amount you will receive at maturity depends upon the trading price of the fund shares being within the specified range on every trading day (whether intra-day or at the close of any trading day) during the term of the notes. The volatility of the trading price of the fund shares may result in your receiving a note return amount equal to zero at maturity.

You May Not Be Able to Sell Your Notes If an Active Trading Market for the Notes Does Not Develop

The notes have not been and will not be listed on any exchange. There is currently no secondary market for the notes. Citigroup Global Markets may, but is not obligated to, make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive.

The Price at Which You Will Be Able to Sell Your Notes Will Depend on a Number of Factors

We believe that the value of your notes will be affected by the supply of and demand for the notes, the trading price of the fund shares, interest rates, and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

Price of the Fund Shares.    We expect that the market value of the notes will depend substantially on the amount, if any, by which the trading price of the fund shares changes from the starting price. However, changes in the trading price of the fund shares may not always be reflected, in full or in part, in the market value of the notes. If you choose to sell your notes prior to maturity, even if the trading price of the fund shares (both intra-day or at the close of any trading day) has been less than or equal to approximately 126% to 128% (to be determined on the pricing date) of the starting price and has been greater than or equal to 90% to 91% (to be determined on the pricing date) of the starting price at all times during the term of the notes up to and including the time of sale, you may receive substantially less than the amount that would be payable at maturity based on the price at the time of sale because of expectations that the trading price of the fund shares will continue to fluctuate between that time and the valuation date. In addition, significant increases or decreases in the trading price of the fund shares may result in a decrease in the market value of the notes because if the trading price of the fund shares on any trading day after the pricing date up to and including the valuation date (whether intra-day or at the close of any trading day) is greater than approximately 126% to 128% (to be determined on the pricing date) of the starting price or is less than approximately 90% to 91% (to be determined on the pricing date) of the starting price, the amount you can receive at maturity for each $10 note you then hold will be limited to $10 and the note return amount will be zero.

Volatility of the Fund Shares.    Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the trading price of the fund shares changes during the term of the notes, the market value of the notes in the secondary market may decrease.

Events Involving the Companies Included in the MSCI Brazil Index.    General economic conditions and earnings results of the companies whose stocks are included in the MSCI Brazil Index and real or anticipated changes in those conditions or results may affect the market value of the notes. In addition, if the dividend yields on those stocks increase, we expect that the market value of the notes may decrease because the note return amount does not incorporate the value of dividend payments. Conversely, if dividend yields on the stocks decrease, we expect that the market value of the notes may increase.

Interest Rates.    We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes in the secondary market may increase.

The Notes Are Subject to Currency Exchange Rate Risks.    Because the trading price of the fund shares generally reflects the U.S. dollar value of the securities represented in the MSCI Brazil Index, holders of the notes will be exposed to currency exchange rate risks with respect to relevant currencies in which most or all of the securities or underlying securities represented in the MSCI Brazil Index trade. An investor’s net exposure will depend on the extent to which these currencies strengthen or weaken against the U.S. dollar and the relative weight of each security. If, taking into account such weighting, the U.S. dollar strengthens against these currencies, the trading price of the fund shares will be adversely affected and the amount you receive at maturity or the market value upon sale prior to maturity may be reduced.

Time Premium or Discount.    As a result of a “time premium” or “discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the trading price of the fund shares during the term of the notes. A “time premium” or “discount” results from expectations concerning the trading price of the fund shares during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the market value of the notes.

Hedging Activities.    Hedging activities related to the notes by one or more of our affiliates will likely involve trading in the fund shares or one or more of the stocks included in the MSCI Brazil Index or in the other instruments, such as options, swaps or futures, based upon the fund shares, the MSCI Brazil Index or the stocks included in the MSCI Brazil Index. This hedging activity could affect the trading price of the fund shares and therefore the market value of the notes. It is possible that our affiliates may profit from this hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Credit Ratings, Financial Condition and Results.    Actual or anticipated changes in Citigroup Funding’s financial condition or results or the credit ratings, financial condition or results of Citigroup Inc. may affect the value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of the payments due on the notes.

We want you to understand that the impact of one of the factors specified above, may offset some or all of any change in the market value of the notes attributable to another factor.

Your Return on the Notes Will Not Reflect the Return You Would Realize if You Actually Owned the Fund Shares or the Stocks Included in the MSCI Brazil Index

Your return on the notes, if any, will not reflect the return you would realize if you actually owned the fund shares or the stocks included in the MSCI Brazil Index because the notes do not take into consideration the value of any dividends paid on the fund shares or the underlying stocks. As a result, the return on the notes may be less than the return you would realize if you actually owned the fund shares or the stocks included in the MSCI Brazil Index, even if you participate fully in the appreciation of the fund shares. Moreover, the fund does not invest in every security included within the MSCI Brazil Index but rather engages in a representative sampling. See “Description of iShares® MSCI Brazil Index Fund —iShares, Inc. and the iShares® MSCI Brazil Index Fund” in this pricing supplement.

The Historical Performance of the Fund Shares Is Not an Indication of the Future Performance of the Fund Shares

The historical performance of the fund shares, which is included in this pricing supplement, should not be taken as an indication of the future performance of the fund shares during the term of the notes. Changes in the trading price of the fund shares will affect the value of the notes, but it is impossible to predict whether the trading price of the fund shares will fall or rise.

You Will Have No Rights Against the Fund or the Publisher of, or Any Issuer of, Any Stock Included in, the MSCI Brazil Index

You will have no rights against the fund or the index publisher of, or any issuer of any stock included in, the MSCI Brazil Index, even though the amount you receive at maturity will depend on the trading price of the fund shares which depends, in part, on the prices of the stocks included in the MSCI Brazil Index. By investing in the notes you will not acquire the fund shares nor any shares of stocks underlying the MSCI Brazil Index and you will not receive any dividends or other distributions with respect to the fund shares or the stocks included in the MSCI Brazil Index. None of the fund, the index publisher or the issuers of the stocks underlying the MSCI Brazil Index are in any way involved in this offering and have any obligations relating to the notes or to the holders of the notes.

The Market Value of the Notes May Be Affected by Purchases and Sales of the Fund Shares, the Stocks Underlying the MSCI Brazil Index or Related Derivative Instruments by Affiliates of Citigroup Funding

Citigroup Funding’s affiliates, including Citigroup Global Markets, may from time to time buy or sell the fund shares, the stocks underlying the MSCI Brazil Index or derivative instruments related to the fund shares or such stocks or index for their own accounts in connection with their normal business practices. These transactions could affect the trading price of the fund shares and therefore the market value of the notes.

Citigroup Global Markets, an Affiliate of Citigroup Funding and Citigroup Inc., Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Global Markets, which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citigroup Global Markets’ duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest

In anticipation of the sale of the notes, we expect one or more of our affiliates to enter into hedge transactions. This hedging activity will likely involve trading in the fund shares or one or more of the stocks included in the MSCI Brazil Index or in the other instruments, such as options, swaps or futures, based upon the fund shares, the MSCI Brazil Index or the stocks included in the MSCI Brazil Index. This hedging activity may present a conflict between your interest in the notes and the interests our affiliates have in executing, maintaining and adjusting their hedge transactions because it could affect the trading price of the fund shares and therefore the market value of the notes. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Since hedging the obligations under the notes involves risk and may be influenced by a number of factors, it is possible that our affiliates may profit from the hedging activity, even if the market value of the notes declines.

DESCRIPTION OF THE NOTES

The description in this pricing supplement of the particular terms of the notes supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

General

The Contingent Participation Principal Protected Notes Based Upon the iShares® MSCI Brazil Index Fund (the “Notes”) are securities offered by Citigroup Funding Inc. that have a maturity of approximately nine months. The Notes pay an amount at maturity that will depend on the Trading Price of shares (the “Fund Shares”) of the iShares® MSCI Brazil Index Fund (the “Fund”) being within a specified range on every Trading Day from the Pricing Date up to and including the Valuation Date. If the Trading Price of the Fund Shares on every Trading Day from the Pricing Date up to and including the Valuation Date (whether intra-day or at the close of any Trading Day) is BOTH less than or equal to approximately 126% to 128% (to be determined on the Pricing Date) of the Starting Price AND greater than or equal to approximately 90% to 91% (to be determined on the Pricing Date) of the Starting Price, the payment you receive at maturity for each Note you then hold may be greater than $10 per Note. If, however, the Trading Price of the Fund Shares on any Trading Day from the Pricing Date up to and including the Valuation Date (whether intra-day or at the close of any Trading Day) is greater than approximately 126% to 128% (to be determined on the Pricing Date) of the Starting Price or is less than approximately 90% to 91% (to be determined on the Pricing Date) of the Starting Price, the return on a Note will be zero, regardless of whether the Ending Price is greater than or less than the Starting Price. In addition, if the Ending Price equals the Starting Price, at maturity you will receive only your initial investment in the Notes even if the Trading Price of the Fund Shares on every Trading Day during the term of the Notes is within the specified range.

The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, any payments on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Notes issued will be $                     (             Notes). The Notes will mature on December     , 2008. The Notes will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of any payments due under the Notes, including payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The Notes will be issued only in fully registered form and in denominations of $10 per Note and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

We will not make any periodic payments of interest or any other periodic payments on the Notes. Also, you will not be entitled to receive dividend payments or other distributions, if any, made on the Fund Shares.

Payment at Maturity

The Notes will mature on December , 2008. If you hold your Note to maturity, you will receive at maturity for each $10 principal amount note an amount in cash equal to $10 plus a Note Return Amount, which may be positive or zero.

Note Return Amount

The Note Return Amount will depend on the Trading Price of the Fund Shares being within a specified range during the term of the Notes, will be based on the percentage change of the Closing Price of the Fund Shares during the term of the Notes, and may be positive or zero. Thus, for each $10 Note held at maturity, you will receive $10 plus:

(i)	an amount equal to the product of (a) $10 and (b) the Absolute Price Return Percentage, if the Trading Price of the Fund Shares on every Trading Day from the Pricing Date up to and including the Valuation Date (whether intra-day or at the close of any Trading Day) is BOTH less than or equal to approximately 126% to 128% (to be determined on the Pricing Date) of the Starting Price AND greater than or equal to approximately 90% to 91% (to be determined on the Pricing Date) of the Starting Price, or

(ii)	zero in all other circumstances.

The Absolute Price Return Percentage will equal the percentage change in the Closing Price of the Fund Shares from the Pricing Date to the Valuation Date, without regard to whether the change was positive or negative, expressed as a percentage:

Ending Price — Starting Price
Starting Price

provided that if the above calculation results in a negative number, the Absolute Price Return Percentage will equal the product of (i) such negative number calculated and (ii) –1. Thus, the Absolute Price Return Percentage will always be either positive or zero.

The Starting Price will equal the Closing Price of the Fund Shares on the Pricing Date.

The Ending Price will equal the Closing Price of the Fund Shares on the Valuation Date.

The Pricing Date will be the date on which the Notes are initially priced for sale to the public.

The Valuation Date will be the third Trading Day before the maturity date.

The Trading Price of the Fund Shares (or any other security for which a Trading Price must be determined, as described under “— Delisting or Suspension of Trading in the Fund Shares; Termination of the iShares® MSCI Brazil Index” below) on any date of determination will be (1) if the shares are listed on a national securities exchange on that date of determination, any reported sale price, regular way, of the principal trading session on that date on the principal national securities exchange on which the shares are listed or admitted to trading or (2) if the shares are not listed on a national securities exchange on that date of determination, or if the reported sale price on such exchange is not obtainable (even if the shares are listed or admitted to trading on such exchange), any reported sale price of the principal trading session for the shares in the over-the-counter market on that date as reported on the OTC Bulletin Board, the National Quotation Bureau or a similar organization. The determination of the Trading Price by the calculation agent in the event of a Market Disruption Event may be deferred by the calculation agent for up to five consecutive Trading Days on which a Market Disruption Event is occurring, but not past the third Trading Day prior to maturity. If no sale price is available pursuant to clauses (1) or (2) above or if there is a Market Disruption Event, the Trading Price on any date of determination, unless deferred by the calculation agent as described in the preceding sentence, will be the arithmetic mean, as determined by the calculation agent, of the bid prices of the shares obtained from as many dealers in such shares (which may include Citigroup Global Markets or any of our other affiliates or subsidiaries), but not exceeding three such dealers, as will make such bid prices available to the calculation agent. The term “OTC Bulletin Board” will include any successor to such service.

The Closing Price of the Fund Shares (or any other security for which a Closing Price must be determined, as described under “— Delisting or Suspension of Trading in the Fund Shares; Termination of the iShares® MSCI Brazil Index” below) on any date of determination will be (1) if the shares are listed on a national securities exchange on that date of determination, the closing sale price or, if no closing sale price is reported, the last reported sale price on that date on the principal national securities exchange on which the shares are listed or admitted to trading or (2) if the shares are not listed on a national securities exchange on that date of determination, or if the closing sale price or last reported sale price on such exchange is not obtainable (even if the shares are listed or admitted to trading on such exchange), the last quoted bid price for the shares in the over-the-counter market on that date as reported on the OTC Bulletin Board, the National Quotation Bureau or a similar organization. The determination of the Closing Price by the calculation agent in the event of a Market Disruption Event may be deferred by the calculation agent for up to five consecutive Trading Days on which a Market Disruption Event is occurring, but not past the third Trading Day prior to maturity. If no sale price is available pursuant to clauses (1) or (2) above or if there is a Market Disruption Event, the Closing Price on any date of determination, unless deferred by the calculation agent as described in the preceding sentence, will be the arithmetic mean, as determined by the calculation agent, of the bid prices of the shares obtained from as many dealers in such shares (which may include Citigroup Global Markets or any of our other affiliates or subsidiaries), but not exceeding three such dealers, as will make such bid prices available to the calculation agent. The term “OTC Bulletin Board” will include any successor to such service.

A Market Disruption Event means, as determined by the calculation agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, on the applicable exchange or market, of accurate price, volume or related information (with respect to the Closing Price only, for a period longer than two hours, or during the one-half hour period preceding the close of trading) in respect of (1) the Fund Shares (or any other security for which a Trading Price or Closing Price must be determined) on any exchange or market, (2) stocks which then comprise 20% or more of the value of the MSCI Brazil Index or any successor index, or (3) any options contracts or futures contracts relating to the Fund Shares (or other security), or any options on such futures contracts, on any exchange or market if, in each case, in the determination of the calculation agent, any such suspension, limitation or unavailability is material. For purposes of determining whether a Market Disruption Event exists at any time, if trading in a security included in the MSCI Brazil Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the MSCI Brazil Index will be based on a comparison of the portion of the value of the MSCI Brazil Index attributable to that security relative to the overall value of the MSCI Brazil Index, in each case immediately before that suspension or limitation.

A Trading Day means a day, as determined by the calculation agent, on which trading is generally conducted (or was scheduled to have been generally conducted, but for the occurrence of a Market Disruption Event) on the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market, the Chicago Mercantile Exchange and the Chicago Board Options Exchange, and in the over-the-counter market for equity securities in the United States, or in the case of a security traded on one or more non-U.S. securities exchanges or markets, on the principal non-U.S. securities exchange or market for such security.

Hypothetical Returns at Maturity

The Note Return Amount will depend on the Trading Price of the Fund Shares on every Trading Day from the Pricing Date up to and including the Valuation Date and will be based on the Ending Price of the Fund Shares. Because the Trading Price of the Fund Shares may be subject to significant variations over the term of the Notes, it is not possible to present a chart or table illustrating a complete range of possible payments at maturity. The examples of hypothetical maturity payments set forth below are intended to illustrate the effect of different hypothetical Ending Prices of the Fund Shares on the return on the Notes at maturity, depending on whether the hypothetical Trading Price of the Fund Shares on every Trading Day from the Pricing Date up to and including the Valuation Date (whether intra-day or at close of trading on any day) is both less than or equal to approximately 128% of the hypothetical Starting Price and greater than or equal to approximately 90% of the hypothetical Starting Price. All of the hypothetical examples assume an investment in the Notes of $10, that the Starting Price is $83.70, that 128% of the Starting Price is $107.14, that 90% of the Starting Price is $75.33, that the term of the Notes is nine months, and that an investment is made on the initial issue date and held to maturity.

As demonstrated by the examples below, if the hypothetical Trading Price of the Fund Shares on every Trading Day from the Pricing Date up to and including the Valuation Date (whether intra-day or at the close of any Trading Day) is both less than or equal to $107.14 and greater than or equal to $75.33, the return will be equal to the Absolute Price Return Percentage and, so long as the hypothetical Ending Price does not equal the hypothetical Starting Price, the payment at maturity will be greater than the initial investment of $10 per Note. If, however, the hypothetical Trading Price of the Fund Shares on any Trading Day from the Pricing Date up to and including the Valuation Date (whether intra-day or at the close of any Trading Day) is greater than $107.14 or less than $75.33, the return on the Notes will be zero, regardless of whether the hypothetical Ending Price is greater than or less than the hypothetical Starting Price.

Hypothetical Ending Price of Fund Shares	Percentage Change from Starting Price to Ending Price (%)	Scenario I: All Trading Prices Are Less Than or Equal to $107.14 and Greater Than or Equal to $75.33[1]		Scenario II: One or More Trading Prices Are Greater Than $107.14 or Less Than $75.33[2]
		Total Return on the Notes	Total Payment at Maturity on the Notes	Total Return on the Notes	Total Payment at Maturity on the Notes
$41.85	-50.00%	NA	NA	0%	$10.00
$46.04	-45.00%	NA	NA	0%	$10.00
$50.22	-40.00%	NA	NA	0%	$10.00
$54.41	-35.00%	NA	NA	0%	$10.00
$58.59	-30.00%	NA	NA	0%	$10.00
$62.78	-25.00%	NA	NA	0%	$10.00
$66.96	-20.00%	NA	NA	0%	$10.00
$71.15	-15.00%	NA	NA	0%	$10.00
$75.33	-10.00%	10.00%	$11.00	0%	$10.00
$79.52	-5.00%	5.00%	$10.50	0%	$10.00
$83.70	0.00%	0.00%	$10.00	0%	$10.00
$87.89	5.00%	5.00%	$10.50	0%	$10.00
$92.07	10.00%	10.00%	$11.00	0%	$10.00
$96.26	15.00%	15.00%	$11.50	0%	$10.00
$100.44	20.00%	20.00%	$12.00	0%	$10.00
$104.63	25.00%	25.00%	$12.50	0%	$10.00
$107.14	28.00%	28.00%	$12.80	0%	$10.00
$108.81	30.00%	NA	NA	0%	$10.00
$113.00	35.00%	NA	NA	0%	$10.00
$117.18	40.00%	NA	NA	0%	$10.00
$121.37	45.00%	NA	NA	0%	$10.00
$125.55	50.00%	NA	NA	0%	$10.00

1	The hypothetical Trading Price of the Fund Shares on every Trading Day from the Pricing Date up to and including the Valuation Date (including intra-day) has been less than or equal to $107.14, which is 128% of the hypothetical Starting Price, and greater than or equal to $75.33, which is 90% of the hypothetical Starting Price.
2	The hypothetical Trading Price of the Fund Shares on every Trading Day from the Pricing Date up to and including the Valuation Date (including intra-day) has been greater than or equal to $107.14, which is 128% of the hypothetical Starting Price, or less than or equal to $75.33, which is 90% of the hypothetical Starting Price.

The examples are for purposes of illustration only. The actual Note Return Amount will depend on the actual Starting Price, the actual Trading Price of the Fund Shares during the term of the Notes (whether intra-day or at the close of any Trading Day), the Ending Price, and other relevant parameters.

Delisting or Suspension of Trading in the Fund Shares; Termination of the iShares® MSCI Brazil Index Fund

If the Fund Shares are delisted from, or trading of the Fund Shares is suspended on, the New York Stock Exchange and a major U.S. exchange or market lists or approves for trading successor or substitute securities that the calculation agent determines, in its sole discretion to be comparable to the Fund Shares (any such securities, “Successor Shares”), the value of such Successor Shares will be substituted for all purposes, including but not limited to determining the Trading Price on every Trading Day and the Ending Price. Upon any selection by the calculation agent of Successor Shares, the calculation agent will cause notice thereof to be furnished to the registered holders of the Notes.

If the Fund Shares are delisted from, or trading of the Fund Shares is suspended on, the New York Stock Exchange and Successor Shares that the calculation agent determines to be comparable to the Fund Shares are not listed or approved for trading on a major U.S. exchange or market, a successor or substitute security will be selected by the calculation agent, in its sole discretion, and the value of such successor or substitute security, as determined by the calculation agent in its sole discretion, will be substituted for all purposes, including but not limited to determining the Trading Price on every Trading Day and the Ending Price. Upon any selection by the calculation agent of successor or substitute securities, the calculation agent will cause notice thereof to be furnished to the registered holders of the Notes.

If the Fund is liquidated or otherwise terminated (a “Termination Event”), the Trading Price of the Fund Shares on each Trading Day from the date of the Termination Event up to and including the Valuation Date and the Ending Price will be determined by the calculation agent, in its sole discretion, and will be a fraction of the value of the MSCI Brazil Index (or any Successor Index, as defined below) on such Trading Day (taking into account any material changes in the method of calculating the MSCI Brazil Index following such Termination Event) equal to that part of the value of the MSCI Brazil Index represented by the Trading Price of the Fund Shares on the Trading Day prior to the occurrence of such Termination Event on which a Trading Price of the Fund was available. The calculation agent will cause notice of the Termination Event and calculation of the Trading Price and Ending Price as described above to be furnished to registered holders of the Notes.

If a Termination Event has occurred and MSCI Inc. discontinues publication of the MSCI Brazil Index or if it or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the MSCI Brazil Index, then the value of the MSCI Brazil Index will be determined by reference to the value of that index, which we refer to as a “Successor Index.” Upon any selection by the calculation agent of a Successor Index, the calculation agent will cause notice to be furnished to the registered holders of the Notes.

If a Termination Event has occurred and MSCI Inc. discontinues publication of the MSCI Brazil Index and a Successor Index is not selected by the calculation agent or is no longer published on each Trading Day from the date of the Termination Event up to and including the Valuation Date, the value to be substituted for the MSCI Brazil Index for that date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate the MSCI Brazil Index prior to any such discontinuance. In such case, on each Trading Day until and including the date on which a determination by the calculation agent is made that a Successor Index is available, the calculation agent will determine the value that is to be used in determining the value of the MSCI Brazil Index as described in this paragraph. Notwithstanding these alternative arrangements, discontinuance of the publication of the MSCI Brazil Index may adversely affect the value of the Notes in any secondary market.

If a Successor Index is selected or the calculation agent calculates a value as a substitute for the MSCI Brazil Index as described above, the Successor Index or value will be substituted for the MSCI Brazil Index for all purposes, including for purposes of determining whether a Market Disruption Event occurs. Notwithstanding these alternative arrangements, discontinuance of the publication of the MSCI Brazil Index may adversely affect the value of the Notes in any secondary market. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on the beneficial owners of the Notes, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the MSCI Brazil Index or any Successor Index is changed in any material respect or if the MSCI Brazil Index or any Successor Index is in any other way modified so that the value of the MSCI Brazil Index or the Successor Index does not, in the opinion of the calculation agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the MSCI Brazil Index or the Successor Index as if the changes or modifications had not been made, and calculate the value of the index with reference to the MSCI Brazil Index or the Successor Index. Accordingly, if the method of calculating the MSCI Brazil Index or any Successor Index is modified so that the value of the MSCI Brazil Index or the Successor Index is a fraction or a multiple of what it would have been if it had not been modified, then the calculation agent will adjust that index in order to arrive at a value of the relevant index as if it had not been modified.

Dilution Adjustments

The Starting Price will be subject to adjustment from time to time in certain situations. Any of these adjustments could have an impact on the amount to be paid by Citigroup Funding to you. Citigroup Global Markets, as calculation agent, will be responsible for the effectuation and calculation of any adjustment described herein and will furnish the trustee with notice of any adjustment.

If the Fund, after the Pricing Date,

(1) pays a share dividend or makes a distribution with respect to the Fund Shares in the form of the Fund Shares (excluding any share dividend or distribution for which the number of the Fund Shares paid or distributed is based on a fixed cash equivalent value),

(2) subdivides or splits the Fund Shares into a greater number of shares,

(3) combines the Fund Shares into a smaller number of shares, or

(4) issues by reclassification of the Fund Shares other shares issued by the Fund,

then, in each of these cases, the Starting Price will be divided by a dilution adjustment equal to a fraction, the numerator of which will be the number of the Fund Shares outstanding immediately after the event, plus, in the case of a reclassification referred to in (4) above, the number of such other shares issued by the Fund, and the denominator of which will be the number of the Fund Shares outstanding immediately before the event. In the event of a reclassification referred to in (4) above as a result of which no Fund Shares are outstanding, the Starting Price will be determined by reference to the other shares issued by the Fund in the reclassification. If any adjustment is made to the Starting Price, the specified range relevant to the determination of the Note Return Amount will also be adjusted. In this case, if the Trading Price of the Fund Shares on every Trading Day from the date the dilution adjustment is effected (as described below) up to and including the Valuation Date (whether intra-day or at the close of any Trading Day) is BOTH less than or equal to approximately 126% to 128% (to be determined on the Pricing Date) of the adjusted Starting Price AND greater than or equal to approximately 90% to 91% (to be determined on the Pricing Date) of the adjusted Starting Price the payment you receive at maturity for each Note you then hold may be greater than $10 per Note.

Each dilution adjustment will be effected as follows:

•

in the case of any dividend, distribution or issuance, at the opening of business on the business day next following the record date for determination of holders of the Fund Shares entitled to receive this dividend, distribution or issuance or, if the announcement of this dividend, distribution, or issuance is after this record date, at the time this dividend, distribution or issuance was announced by the Fund, and

•	in the case of any subdivision, split, combination or reclassification, on the effective date of the transaction.

All dilution adjustments will be rounded upward or downward to the nearest 1/10,000th or, if there is not a nearest 1/10,000th, to the next lower 1/10,000th. No adjustment in the Starting Price will be required unless the adjustment would require an increase or decrease of at least one percent therein, provided, however, that any adjustments which by reason of this sentence are not required to be made will be carried forward (on a percentage basis) and taken into account in any subsequent adjustment. If any announcement or declaration of a record date in respect of a dividend, distribution, issuance or repurchase requiring an adjustment as described herein is subsequently canceled by the Fund, or this dividend, distribution, issuance or repurchase fails to receive requisite approvals or fails to occur for any other reason, then, upon the cancellation, failure of approval or failure to occur, the Starting Price and the specified range relevant to the determination of the Note Return Amount will be further adjusted to the Starting Price and the specified range which would then have been in effect had adjustment for the event not been made.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities — Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the calculation agent and will equal, for each Note, the payment at maturity, calculated as though the maturity of the Notes were the date of early repayment. See “—Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner a Note will be capped at the maturity payment, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of % per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York, as successor trustee under an indenture dated June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The calculation agent for the Notes will be Citigroup Global Markets. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Because the calculation agent is also an affiliate of Citigroup Funding and Citigroup Inc., potential conflicts of interest may exist between the calculation agent and the holders of the Notes, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to the holders of the Notes. Citigroup Global Markets is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE ISHARES® MSCI BRAZIL INDEX FUND

iShares, Inc. and the iShares® MSCI Brazil Index Fund

According to publicly available documents, the iShares® MSCI Brazil Index Fund is one of numerous separate investment portfolios called “Funds” which make up iShares, Inc., a registered investment company. iShares, Inc. is currently subject to the informational requirements of the Securities Exchange Act and the Investment Company Act. Accordingly, iShares, Inc. files reports (including its Annual Report to Shareholders on Form N-CSR for the year ended August 31, 2007) and other information with the SEC. iShares, Inc.’s reports and other information are available to the public from the SEC’s website at http://www.sec.gov or may be inspected and copied at the SEC’s Public Reference Room at the location listed in the section “Prospectus Summary—Where You Can Find More Information” in the accompanying prospectus.

The iShares® MSCI Brazil Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the aggregate in the Brazilian market, as measured by the MSCI Brazil Index. The MSCI Brazil Index consists of stocks traded primarily on the Bolsa de Valores de São Paulo. As of April 7, 2008, the Fund’s five largest stock investments were Petroleo Brasilerio S.A.—Preferred Shares, Cia Vale do Rio Doce—Preferred Class A Shares, Petroleo Brasilerio S.A. — Common Shares, Cia Vale do Rio Doce—American Depositary Receipts representing the common stock of Cia Vale do Rio Doce and Banco Bradesco S.A. — Preferred Shares and its three largest industries were materials, energy and financial.

The iShares® MSCI Brazil Index Fund uses a “Representative Sampling” strategy to try to track the MSCI Brazil Index, which means it invests in a representative sample of securities in the MSCI Brazil Index, which have a similar investment profile as the MSCI Brazil Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the MSCI Brazil Index. The iShares® MSCI Brazil Index Fund’s top portfolio holdings can be found at the iShares® website. Funds like the iShares® MSCI Brazil Index Fund that use Representative Sampling generally do not hold all of the securities that are included in the relevant underlying index. Fund fact sheets which provide information regarding the iShares® MSCI Brazil Index Fund’s top holdings may be requested by calling 1-800-iShares.

None of Citigroup Funding, Citigroup Inc. or Citigroup Global Markets has participated in the preparation of iShares, Inc.’s publicly available documents or made any due diligence investigation or inquiry of iShares, Inc. in connection with the iShares® MSCI Brazil Index Fund or the offering of the Notes. No representation is made that the publicly available information about iShares, Inc. or the iShares® MSCI Brazil Index Fund is accurate or complete.

The Notes represent obligations of Citigroup Funding and Citigroup Inc. only. iShares, Inc. is not involved in any way in this offering and has no obligation relating to the Notes or to holders of the Notes.

MSCI Brazil Index

The MSCI Brazil Index is a capitalization-weighted index that aims to capture 85% of the (publicly available) total market capitalization of the Brazilian equity market. The MSCI Brazil Index was launched on July 10, 2000 at an initial value of 100. Current information regarding the market value of the MSCI Brazil Index is published daily by MSCI on its website.

The MSCI Brazil Index adjusts the market capitalization of index constituents for free float and targets for index inclusion 85% of free float-adjusted market capitalization in each industry group in Brazil. In order to maintain the representativeness of the MSCI Brazil Index, structural changes to the MSCI Brazil Index as a whole may be made by adding or deleting MSCI Brazil Index component securities. Currently, such changes in the MSCI Brazil Index may only be made on four dates throughout the year: as of the close of the last business day of each February, May, August and November.

Computation of the MSCI Brazil Index: Underlying Stock Eligibility Criteria and Annual Ranking Review

The selection of the companies and securities for the MSCI Brazil Index is based on the following guidelines:

(i)	Define the equity universe of listed securities within Brazil;

(ii)	Adjust the total market capitalization for each security for its respective free float available to foreign investors;

(iii)	Classify the universe of securities into industry groups under the Global Industry Classification Standards (GICS);

and

(iv)	Select securities for inclusion according to MSCI’s index construction rules and guidelines.

To determining the free float of a security, MSCI considers the proportion of shares of such security available for purchase in the public equity markets by international investors. In practice, limitations on the investment opportunities for international investors include: strategic stakes in a company held by private or public shareholders whose investment objective indicates that the shares held are not likely to be available in the market; limits on the proportion of a security’s share capital authorized for purchase by non-domestic investors; or other foreign investment restrictions which materially limit the ability of foreign investors to freely invest in a particular equity market, sector or security.

MSCI will then derive a “foreign inclusion factor” for the company that reflects the percentage of the total number of shares of the company that are not subject to strategic shareholdings and/or foreign shareholder ownership or investment limits. MSCI will then “float-adjust” the weight of each constituent company in the MSCI Brazil Index by the company’s foreign inclusion factor. Typically, securities with a free float adjustment ratio of .15 or less will not be eligible for inclusion in the MSCI Brazil Index.

Once the free float factor has been determined for a security, the security’s total market capitalization is then adjusted by such free float factor, resulting in the free float-adjusted market capitalization figure for the security.

MSCI may add additional companies and securities to the MSCI Brazil Index or subtract one or more of its current companies and securities prior to the maturity date of the Notes. Any such adjustments are made to the MSCI Brazil Index so that the value of the MSCI Brazil Index at the effective date of such change is the same as it was immediately prior to such change.

Each company’s securities is maintained with the objective of reflecting, on a timely basis, the evolution of Brazil’s equity markets. In maintaining the MSCI Brazil Index, emphasis is also placed on continuity, replicability and on minimizing turnover in the MSCI Brazil Index.

MSCI classifies index maintenance in three broad categories. The first consists of ongoing event-related changes, such as mergers and acquisitions, which are generally implemented in the index as promptly as they occur. The second category consists of quarterly index reviews aimed at promptly reflecting other significant market events. The third category consists of full MSCI Brazil Index review that systematically re-assess the various dimensions of the equity universe for Brazil and is conducted on a fixed annual timetable.

Ongoing event-related changes to the MSCI Brazil Index are the result of mergers, acquisitions, spin-offs, bankruptcies, reorganizations and other similar corporate events. They can also result from capital reorganizations in the form of rights issues, bonus issues, public placements and other similar corporate actions that take place on a continuing basis. These changes are reflected in the index at the time of the event. All changes resulting from corporate events are announced prior to their implementation, provided all necessary information on the event is available.

The quarterly index review process is designed to ensure that the MSCI Brazil Index continues to be an accurate reflection of the evolving Brazilian equity marketplace. This is achieved by rapidly reflecting significant market driven changes that were not captured in the MSCI Brazil Index at the time of their actual occurrence and that should not wait until the annual index review due to their importance. These quarterly index reviews may result in additions and deletions of MSCI Brazil Index component securities from the MSCI Brazil Index and changes in “foreign inclusion factors” and in number of shares. Additions and deletions to securities may result from: the addition or deletion of securities due to the significant over- or under-representation of one or more industry groups as a result of mergers, acquisitions, restructurings or other major market events affecting the industry group; the addition or deletion of securities resulting from changes in industry classification, significant increases or decreases in free float or relaxation/removal or decreases of foreign ownership limits not implemented immediately; the additions of large companies that did not meet the minimum size criterion for inclusion at the time of their initial public offering or secondary offering; the replacement of companies which are no longer suitable industry representatives; the deletion of securities whose overall free float has fallen to less than 15% and that do not meet specified criteria; the deletion of securities that have become very small or illiquid; the replacement of securities resulting from the review of price source for securities with both domestic and foreign board quotations; and the addition or deletion of securities as a result of other market events.

Significant changes in free float estimates and corresponding changes in the foreign inclusion factor for securities may result from: large market transactions involving strategic shareholders that are publicly announced; secondary offerings that, given lack of sufficient notice, were not reflected immediately; increases in foreign ownership limits; decreases in foreign ownership limits not applied earlier; corrections resulting from the reclassification of shareholders from strategic to non-strategic, and vice versa; updates to foreign inclusion factors following the public disclosure of new shareholder structures for companies involved in mergers, acquisitions or spin-offs, where different from MSCI’s pro forma free float estimate at the time of the event; large conversions of exchangeable bonds and other similar securities into already existing shares; the end of lock-up periods or expiration of loyalty incentives for non-strategic shareholders; and changes in the foreign inclusion factor as a result of other events of similar nature.

Changes in the number of shares are generally small changes in a security’s shares outstanding and result from, for example, exercise of options or warrants, conversion of convertible bonds or other instruments, share buybacks or cancellations. The implementation of changes resulting from quarterly index reviews occurs on only three dates throughout the year: as of the close of the last business day of February, August and November. The results of the quarterly index reviews are announced at least two weeks prior to their implementation.

The annual full MSCI Brazil Index review includes a reappraisal of the free float-adjusted industry group representation relative to the 85% target, a detailed review of the shareholder information used to estimate free float for constituent securities and non-constituent securities, updating the minimum size guidelines for new and existing constituent securities, as well as changes typically considered for quarterly index reviews. During a full index review, securities may be added or deleted from the MSCI Brazil Index for a range of reasons, including the reasons discussed in the preceding sentence and the reasons for index changes during quarterly index reviews as discussed above. The results of the annual full index reviews are announced at least two weeks in advance of their effective implementation date as of the close of the last business day in May.

Index maintenance also includes monitoring and completing the adjustments for share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spinoffs. Index maintenance is reflected in the MSCI Brazil Index.

These guidelines and the policies implementing the guidelines are the responsibility of, and, ultimately, subject to adjustment by, MSCI.

We have derived all information regarding the MSCI Brazil Index from publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, Morgan Stanley Capital International, Inc. (“MSCI”). MSCI is under no obligation to continue to publish, and may discontinue or suspend the publication of, the MSCI Brazil Index at any time. None of Citigroup Funding, Citigroup Inc. or Citigroup Global Markets assumes any responsibility for the accuracy or completeness of any information relating to the MSCI Brazil Index.

Historical Data on the Fund Shares

The Fund Shares have been listed on the New York Stock Exchange under the symbol “EWZ” since December 1, 2005. The Fund Shares were listed on the American Stock Exchange from July 10, 2000 to November 30, 2005. The following table sets forth, for each of the quarterly periods indicated, the high and the low sales prices for the Fund Shares, as reported on the American Stock Exchange or the New York Stock Exchange, as applicable, as well as the cash dividends paid per share of the Fund.

According to information on EWZ on the website of the New York Stock Exchange, on April 8, 2008, there were 90,050,000 Fund Shares outstanding.

Holders of Notes will not be entitled to any rights with respect to the Fund Shares (including, without limitation, voting rights or rights to receive dividends or other distributions in respect thereof).

	High	Low	Dividend
2003
Quarter
First	9.0400	7.0100	0.0000
Second	11.3500	8.4200	0.0000
Third	13.4400	9.8700	0.2702
Fourth	17.1700	12.7200	0.0000

2004
Quarter
First	18.8100	15.0000	0.0000
Second	17.4300	12.1300	0.0000
Third	18.5900	14.6400	0.0000
Fourth	22.3500	17.9500	0.4614

2005
Quarter
First	25.9900	19.8000	0.0000
Second	25.2000	21.0000	0.0000
Third	33.6000	23.5000	0.0000
Fourth	36.2300	28.8000	0.5827

2006
Quarter
First	43.2000	33.8500	0.0000
Second	47.0000	31.7300	0.0000
Third	41.1500	34.9900	0.0000
Fourth	46.9600	38.0300	0.8688

2007
First	49.9800	39.8000	0.07108
Second	63.3500	48.8500	0.0000
Third	74.7300	46.6100	0.0000
Fourth	87.6700	71.0000	0.0000

2008
First	88.7700	64.0000	0.7742
Second (through April 8)	85.8800	77.4800	0.0000

The Closing Price of the Fund Shares on April 8, 2008 was $84.60.

The following graph sets forth the daily closing price of the Fund Shares, as reported on the American Stock Exchange or the New York Stock Exchange, from July 14, 2000 to April 4, 2008. The data reflected in the graph below was obtained from Bloomberg L.P. Past performance of the Fund Shares is not indicative of future closing prices. This graph does not reflect intra-day pricing.

iShares® is a registered mark of Barclays Global Investors, N.A. (“BGI”). BGI has licensed certain trademarks and trade names of BGI to Citigroup Global Markets and its affiliates. The Notes are not sponsored, endorsed, sold, or promoted by BGI. BGI makes no representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes. BGI has no obligation or liability in connection with the operation, marketing or sale of the Notes.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations that may be relevant to a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect).

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations or taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment, or persons whose functional currency is not the U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

Investors should consult their own tax advisors in determining the tax consequences to them of holding the Notes, including the application to their particular situation of the U.S. federal income tax considerations discussed below.

Tax Characterization of the Notes

Citigroup Funding will treat each Note for U.S. federal income tax purposes as a single debt instrument with a contingent payment determined by reference to the absolute price return of the Fund and a maturity of one year or less, issued by Citigroup Funding. Each holder, by accepting a Note, agrees to this characterization of the Note. The remainder of this summary assumes such characterization of each Note and the holder’s agreement thereto.

United States Holders

The Notes are subject to special rules applicable to debt obligations with a maturity of one year or less. Under these rules, a U.S. Holder using the cash method of accounting generally will include amounts in income with respect to the Note Return Amount at the time that such payment is received. U.S. Holders using an accrual method of accounting generally are required to accrue original issue discount with respect to a Note. The rules applicable to short-term debt obligations do not, however, address how to accrue income with respect to a future contingent payment such as the Note Return Amount that will be paid at maturity. Moreover, while there are special U.S. federal income tax rules applicable to debt instruments with one or more contingent payments that require U.S. Holders to accrue interest income using a specified methodology, those rules do not apply to short-term taxable debt obligations. Taxpayers using an accrual method of accounting generally are not required to include amounts in income until all the events have occurred that fix the right to receive the income and the amount of the income can be determined with reasonable accuracy. Accordingly, although no assurance can be given that the Internal Revenue Service (the “IRS”) will accept, or that a court will uphold, the following tax treatment, under the rules described above a U.S. Holder using the accrual method of accounting should not be required to include amounts in income in respect of the Note Return Amount prior to the date on which the amount of such payment becomes fixed. Under this treatment, a U.S. Holder will recognize ordinary income in respect of the Note Return Amount to the extent that the amount payable to the Holder at maturity exceeds US$10 per Note, or capital loss to the extent that the maturity payment is less than the Holder’s basis in the Notes. A U.S. Holder’s tax basis in the Notes generally will equal the cost of the Notes to such holder.

Upon a sale or exchange of the Notes prior to maturity, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized and the Holder’s tax basis in the Notes. The rules applicable to short-term debt obligations do not address the proper characterization of any gain realized upon disposition of obligations such as the Notes prior to maturity. Generally, gain on disposition of a short-term note issued by a corporation is treated as ordinary income to the extent of accrued original issue discount not previously taken into account, and otherwise as short-term capital gain. Accordingly, under the rules generally applicable, and assuming that a U.S. Holder is not required to accrue any amounts in respect of the Note Return Amount prior to the time when that Amount is paid or fixed, a gain on the disposition of the Notes prior to maturity would be treated as short-term capital gain. A U.S. Holder should note, however, that the IRS may seek to characterize any gain on disposition as ordinary income, particularly if the Holder disposes of the Note close to maturity. Any loss on the Notes will be treated as short-term capital loss.

Information Reporting and Backup Withholding.    Information returns may be required to be filed with the IRS relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-United States Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to Non-U.S. Holders of the Notes. The term “Non-U.S. Holder” means a beneficial owner of a Note that is a foreign corporation or nonresident alien. Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state and local and any foreign tax consequences that may be relevant to them.

Payment with Respect to the Notes.    All payments on the Notes made to a Non-U.S. Holder, and any gain realized on a sale, exchange or redemption of the Notes, will be exempt from U.S. income and withholding tax, provided that:

(i)	such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of the Citigroup Funding’s stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to Citigroup Funding through stock ownership;

(ii)	the beneficial owner of a Note certifies on IRS Form W-8BEN (or successor form), under penalties of perjury, that it is not a U.S. person and provides its name and address or otherwise satisfies applicable documentation requirements; and

(iii)	such payments and gains are not effectively connected with the conduct by such Non-U.S. Holder to a trade or business in the United States.

If a Non-U.S. Holder of the Notes is engaged in a trade or business in the United States, and if interest on the Notes is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, generally will be subject to regular U.S. federal income tax on interest and on any gain realized on the sale, exchange or redemption of the Notes in the same manner as if it were U.S. Holder. In lieu of the certificate described in clause (ii) of the second preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax.

Information Reporting and Backup Withholding.    In general, a Non-U.S. Holder will not be subject to backup withholding and information reporting with respect to payments made with respect to the Notes if such Non-U.S. Holder has provided Citigroup Funding with an IRS Form W-8BEN described above and Citigroup Funding does not have actual knowledge or reason to know that such Non-U.S. Holder is a U.S. person. In addition, no backup withholding will be required regarding the proceeds of the sale of the Notes made within the United States or conducted through certain U.S. financial intermediaries if the payor receives the statement described above and does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person or the Non-U.S. Holder otherwise establishes an exemption.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, among Citigroup Funding Inc., Citigroup Inc. and the agents named therein, including Citigroup Global Markets Inc., govern the sale and purchase of the Notes.

Citigroup Global Markets Inc., acting as principal, has agreed to purchase from Citigroup Funding Inc., and Citigroup Funding Inc. has agreed to sell to Citigroup Global Markets Inc., $             principal amount of the Notes (             Notes), any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the Notes to certain dealers, including Citicorp Financial Services Corp., a broker-dealer affiliated with Citigroup Global Markets, at the public offering price less a concession not to exceed $0.025 per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession not to exceed $0.025 per Note on sales to certain other dealers. Financial Advisors employed by Smith Barney, a division of Citigroup Global Markets, will receive a fixed sales commission of $0.025 per Note for each Note they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding Inc. expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes— The Market Value of the Notes May Be Affected by Purchases and Sales of the Fund Shares, the Stocks Underlying the MSCI Brazil Index or Related Derivative Instruments by Affiliates of Citigroup Funding” in this pricing supplement, “Risk Factors—Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets Inc. is an affiliate of Citigroup Funding Inc. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc. or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986,a s amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)	if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

Contingent Participation

Principal Protected Notes

Based Upon

the iShares® MSCI Brazil Index Fund

Due December     , 2008

($10 Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

             , 2008

(Including Prospectus Supplement Dated

April 13, 2006 and Prospectus Dated

March 10, 2006)